Exhibit 1.3

Primary Capital LLC Member FINRA, SIPC 801 Brickell Ave, 7th Floor Miami, FL 33131 Investment Banking, Financial Services

FINANCING AND ADDITIONAL SERVICES AMENDMENT

October 12, 2021

Jeff Margolis, CFO

RespireRx Pharmaceuticals Inc.

126 Valley Road, Suite C

Glen Rock, New Jersey 07452

Dear Mr. Margolis:

Reference is made to the Financing and Additional Services Agreement between Primary Capital, LLC (“PC”) and RespireRx Pharmaceuticals, Inc. (the “Company”) dated August 6, 2021, as amended on September 29, 2021 (collectively, the “Agreement”). The undersigned parties hereby agree that the Agreement by and between PC and the Company shall be amended as follows:

●	The expenses which are incurred by PC or any co-agents in connection with services rendered by such parties to the Company in connection with this offering, and for which the Company shall be responsible shall not exceed $35,000 in the aggregate in the event of a closing of the offering. This $35,000 amount shall be inclusive of the $25,000 paid by the Company to PC for its legal expenses.

Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

If the foregoing correctly sets forth the understanding between PC and the Company, please so indicate your agreement by signing in the place provided below, at which time this amendment shall become a binding contract.

Sincerely,

Primary Capital LLC,

Securities offered thru VCS Venture Securities LLC

By:	/s/ Arthur Magee	Date: 10/12/21
Arthur Magee, Senior Managing Director
Investment Banking

Accepted and Agreed:

By:	s/ Jeff Margolis	Date: 10/12/21
Jeff Margolis, CFO
RespireRx Pharmaceuticals Inc.